UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

VSE Corporation

(Name of Issuer)

Common Stock, par value $.05 per share

(Title of Class of Securities)

918284100

(CUSIP Number)

Laura C. Murphy
6550 Rock Spring Drive
Suite 600
Bethesda, MD 20817
(301) 897-9700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 11, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 918284100	Page 2 of 6 Pages

1.	Names of Reporting Persons.
Calvin S. Koonce
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 833,909
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 833,909
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
833,909

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
16.5%

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP No. 918284100	Page 3 of 6 Pages

Item 1.	Security and Issuer
This Amendment No. 7 to the Statement of Beneficial Ownership on Schedule 13D/A (this "Statement") relates to shares of the Common Stock, par value $.05 per share (the "Common Stock"), of VSE Corporation (the "Issuer").  The address of the Issuer's principal executive offices is 2550 Huntington Avenue, Alexandria, Virginia  22303-1499.

Item 2.	Identity and Background
This Statement is filed on behalf of Calvin S. Koonce (the “Reporting Person”).  The Reporting Person is a United States citizen whose principal occupation is serving as the Chairman of Koonce Securities Inc., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (“KSI”), and a Managing Director of Montgomery Investment Management, Inc., an investment advisor registered under the Investment Advisers Act of 1940, as amended (“MIM”).  The Reporting Person’s, KSI’s and MIM’s address is 6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817.  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 833,409 shares of the Common Stock held by the Reporting Person is $__1,997,362.43_______ (including brokerage fees and expenses).  All of the shares of Common Stock held by the Reporting Person were paid for using his personal funds, and were received as payment for services as a Director of the Issuer.  Each of options relating to 500 shares of Common Stock held by the Reporting Person were granted by the Issuer at no cost.

Item 4.	Purpose of Transaction
(a)-(j).  The Reporting Person is a Director of the Issuer.  The Common Stock has been acquired by the Reporting Person for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.

Depending on factors deemed relevant by the Reporting Person, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Person reserves the right to formulate other plans and take such actions set forth in this response to Item 4 and any other actions as the Reporting Person may determine.

Presently the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein and except to the extent that such matters are the result of the Reporting Person acting in his capacity as a Director of the Issuer.

SCHEDULE 13D
CUSIP No. 918284100	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) On June 28, 2007, the Common Stock was split 2-for-1.  As of December 11, 2007 the Reporting Person beneficially owns 833,409 shares of Common Stock, and options relating to an additional 500 shares of Common Stock, together constituting approximately 16.5% of the shares of Common Stock outstanding of the Issuer. The Reporting Person has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares and options, other than 1,400 shares of Common Stock which the Reporting Person is restricted from selling pursuant to the terms of their issuance.  The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 5,042,136 shares of Common Stock outstanding as of November 1, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and filed with the Securities and Exchange Commission on November 9, 2007.

(c)
Set forth on Schedule A is a list of all the transactions in the Issuer's Common Stock since the most recent filing on Schedule 13D by the Reporting Person.  All such transactions were made in the open market except as set forth on such schedule.

(d)
No Person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons is a Director of the Issuer.    The Reporting Person is restricted from selling 1400 shares of Common Stock pursuant to the terms of the issuance of such shares.

Item 7.	Materials to be Filed as Exhibits

None.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 918284100	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 11, 2007

/s/ Calvin S. Koonce
Calvin S. Koonce

SCHEDULE 13D
CUSIP No. 918284100	Page 6 of 6 Pages

Schedule A

Date of Transaction	Number of Shares of the Common Stock	Buy/Sell/Other Transaction	Price Per Share

11/29/2007	3000	Sell	51.626
11/29/2007	1656	Sell	51.8483
11/30/2007	2616	Sell	52.6867
12/03/2007	3691	Sell	51.8302
12/03/2007	3000	Sell	51.6952
12/04/2007	3809	Sell	52.1003
12/05/2007	5802	Sell	51.0645
12/06/2007	2352	Sell	50.5622
12/07/2007	2605	Sell	50.213
12/07/2007	2746	Sell	49.5547
12/10/2007	2395	Sell	51.1687
12/10/2007	12500	Sell	52.6608
12/11/2007	5081	Sell	53.3796